Cue Energy Resources Limited

A.B.N. 45 066 383 971

03037871

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

21 November 2003

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw 12/3

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

ANNUAL GENERAL MEETING OF SHAREHOLDERS – RESULTS & CHAIRMAN'S ADDRESS

In respect of the Annual General Meeting of Shareholders held today, Friday 21 November 2003, the results of the resolutions put to the meeting are as follows:

1.	Directors Report Receive and adopt Directors Report	Passed
2.	Re-election of Directors	
	2.1 Re-election of Mr. E.G. Albers as a director of the Company	Passed
	2.2 Re-election of Mr. L Musca as a director of the Company	Passed
3.	Auditors To authorise the Board to appoint auditors for the ensuing year following a tender process and to fix the auditor's remuneration	Passed

Following is the address delivered by the Chairman, Mr Richard Tweedie at the meeting:

"Good Morning Ladies and Gentlemen,

Welcome to the 22nd Annual General Meeting of Cue shareholders. I am Richard Tweedie and I am pleased to be addressing you as chairman for the third time.

Let me introduce the other members of your board and the company's senior management, all of whom are unchanged from last year.

- **Chairman introduces board members and management.**

The past year was again profitable for your company. We achieved an after tax profit of $0.7 million with an operating profit of $1.1 million. This is, however, less than last year's profit which included a one off capital profit from the sale of our interest in the Yolla gas field.

Our operating revenue for the year was $7.6 million, primarily oil production revenue from our interest in the SE Gobe oil field in Papua New Guinea. The decrease in operating revenue from $8.9 million last year reflects the expected steady decline in oil production from the field.

Our share of production from the field for the year was 138,618 barrels which we sold for an average price of US$28.82 per barrel, an increase of more than US$5 per barrel over last years average realised price. We expect oil prices to continue at these buoyant levels given the continuing uncertainty in the Middle East.

Cue continues to be unhedged and therefore fully exposed to current oil prices.

Your company is debt free and had net cash reserves of $4.2 million at the end of the financial year and around $3.7 million currently. Our cash reserves at the end of the previous year stood at US$4.8 million.

On the operations front, considerable progress has been made on the development of the Oyong oil and gas discovery in the offshore Sampang PSC in East Java, Indonesia.

A gas contract for the total gas reserves of the field has been signed with PT Indonesia Power. The gas will be used to power the electricity generation plant at Grati. Engineering contracts have been released for bidding and detailed financial discussions are currently being held on securitizing the payments for the gas. Cue has also received a detailed proposal to fund our complete 15% share of the development costs of around US$19 million

We expect that both oil and gas production will begin around mid 2005. Bob Coppin will give you some more details on development progress in his presentation.

On the exploration side of our business, we participated in two wildcat wells during the year. Bilip -1 in Papua New Guinea resulted in a small oil and gas discovery which at this point is sub commercial and in the Sampang PSC in Indonesia, we participated in the Mangga -1 well which encountered 12 metres of sub commercial gas.

Additional exploration potential remains in both those areas and we expect ongoing exploration activity in 2004.

In Papua New Guinea, Mitsubishi Gas Chemical Company, Itochu Corporation of Japan and the operator Oil Search, are investigating the potential for gas fields such as Kimu, where Cue has 10.7% interest, to be used for methanol production feedstock. A commercial outcome would provide significant value upside for Cue.

During the year we continued to try to grow the company through quality new exploration acreage and the acquisition of producing assets. This included making a serious bid for ChevronTexaco's PNG interests. We intend to continue these efforts in the coming year.

We continue to manage cash reserves carefully with a view to minimizing the need to come to shareholders for further equity. However, as always, as we endeavour to grow the company, there is the possibility of additional equity being required.

In closing I thank shareholders for their continuing support of the company and the board and our management and staff for their efforts during the year.

Thank you.

Bob Coppin will now give you a brief review of operational activity during the year."

If you have any queries regarding this announcement, please contact Cue Energy on +61 (0)3 9629 7577.

Andrew M Knox
Public Officer

21st November 2003